CENTURY FINANCIAL CAPITAL GROUP INC.
CONDENSED INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED NOVEMBER 30, 2017
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

Notice To Reader

The accompanying unaudited condensed interim financial statements of Century Financial Capital Group Inc. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim financial statements have not been reviewed by the Company's auditors.

Century Financial Capital Group Inc.

Condensed Interim Statements of Financial Position

(Expressed in Canadian Dollars)

Unaudited

	As at	As at
	November 30,	August 31,
	2017	2017

ASSETS

Current assets
Cash	$12,945	$17,693
Total assets	$12,945	$17,693

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities	$36,617
Accounts payable and accrued liabilities		$34,859
Due to related parties (note 6)	43,363	43,363
Loan payable (note 3)	35,000	35,000
Total liabilities	114,980	113,222

Shareholders' deficiency	1,398,105
Share capital (note 4)		1,398,105
Shares to be issued (note 4(b))	233,318	233,318
Deficit	(1,733,458)	(1,726,952)
Total shareholders' deficiency	(102,035)	(95,529)
Total liabilities and shareholders' deficiency	$12,945	$17,693

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Nature of operations and going concern (note 1)

Subsequent event (note 7)

Approved on behalf of the Board:

"Yaron Conforti", Director

"Harry Bregman", Director

Century Financial Capital Group Inc.

Condensed Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Unaudited

	Three months	Three months
	ended	ended
	November 30,	November 30,
	2017	2016

Operating expenses

Accounting and corporate services	$2,272	$(749)
Transfer fees	950	750
Professional fees	1,530	1,403
Office and general	1,754	(366)
	6,506	1,038
Net loss and comprehensive loss for the period	$(6,506)	$(1,038)

Basic and diluted loss per share (note 5)	$(0.00)	$(0.00)
Weighted average number of common shares outstanding	1,459,891	1,459,891

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

	Three months	Three months
	ended	ended
	November 30,	November 30,
	2017	2016

Operating activities
Net loss for the period	$(6,506)	$(1,038)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	1,758	(2,305)
Net cash used in operating activities	(4,748)	(3,343)
Net change in cash	(4,748)	(3,343)
Cash, beginning of period	17,693	9,343
Cash, end of period	$12,945	$6,000

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Condensed Interim Statement of Changes in Shareholders' Deficiency

(Expressed in Canadian Dollars)

Unaudited

	Number of
	Common	Share	Shares to be
	Shares	Capital	issued	Deficit	Total
Balance, August 31, 2016	1,459,891	$1,398,105	$233,318	$(1,702,502)	$(71,079)
Net loss and comprehensive loss for the period	-	-	-	(1,038)	(1,038)
Balance, November 30, 2016	1,459,891	$1,398,105	$233,318	$(1,703,540)	$(72,117)

Balance, August 31, 2017	1,459,891	1,398,105	233,318	(1,726,952)	(95,529)
Net loss and comprehensive loss for the period	-	-	-	(6,506)	(6,506)
Balance, November 30, 2017	1,459,891	$1,398,105	$233,318	$(1,733,458)	$(102,035)

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements
Three Months Ended November 30, 2017
(Expressed in Canadian Dollars)

Unaudited

1. Nature of operations and going concern

Century Financial Capital Group Inc. (the "Company" or "Century") was incorporated under the Business Corporations Act of Ontario on October 20, 1994. The Company's head office is located at the Canadian Venture Building, 82 Richmond Street East, Toronto, Ontario, M5C 1P1.

As at November 30, 2017, the Company has no business and is currently inactive (see note 7).

As at November 30, 2017, the Company has a working capital deficiency of $102,035 and a history of losses which raise significant doubt about the Company's ability as a going concern. These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. Management believes the going concern assumption to be appropriate for these financial statements. As of November 30, 2017, management intends to finance operating costs over the next twelve months with equity and/or debt placements.

2. Significant accounting policies

Statement of compliance

The Company applies IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these unaudited condensed interim financial statements are based on IFRSs issued and outstanding as of January 29, 2018, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim financial statements as compared with the most recent annual financial statements as at and for the year ended August 31, 2017. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending August 31, 2018 could result in restatement of these unaudited condensed interim financial statements.

New standards not yet adopted and interpretations issued but not yet effective

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

3. Loan payable

On February 1, 2017, the Company entered into a $35,000 unsecured and non-interest bearing loan agreement with an individual who is a director and officer. The loan was due on demand and could be converted into common shares, at the sole option of the holder, at a rate of $0.0118 per share. Subsequent to November 30, 2017, the loan was converted (see note 7).

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements
Three Months Ended November 30, 2017
(Expressed in Canadian Dollars)

Unaudited

 4. Share capital

a) Authorized share capital

The authorized share capital consists of unlimited number of common shares, unlimited number of convertible Class A preference shares and unlimited number of Class B preference shares. The common shares do not have a par value. All issued shares are fully paid.

b) Shares to be issued

At the annual and special meeting of shareholders held on April 3, 2014, shareholders approved the issue of the following common shares in settlement of debts:

• 2,708,080 common shares of the Company in settlement of a debt of $67,702 due to Harper Capital Inc.

• 1,354,040 common shares of the Company in settlement of a debt of $67,702 due to Harper Capital Inc.

• 336,220 common shares of the Company in settlement of a debt of $16,811 due to Harry Bregman.

• 322,060 common shares of the Company in settlement of a debt of $16,103 due to Bernice Bregman.

During the year ended August 31, 2015, the Company entered into an agreement whereby private, arm’s-length investors purchased a portion of the Company’s existing debt held by related parties. The agreement stipulates $20,000 of the accounts payable to be settled in the Company's common shares at $0.067 per share.

During the year ended August 31, 2016, the Company received $45,000 proceeds towards a private placement yet to close, which has been included in shares to be issued. The private placement is for common shares at $0.02 per share up to a total of $60,000.

Subsequent to November 30, 2017, all shares were issued (see note 7).

5. Loss per share

For the three months ended November 30, 2017, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $6,506 (three months ended November 30, 2016 - $1,038) and the weighted average number of common shares outstanding of 1,459,891 (three months ended November 30, 2016 - 1,459,891). Diluted loss per share did not include the effect of shares to be issued for settlement of debts as they are anti-dilutive.

6. Related party transactions

Related parties include the board of directors, senior management, close family members and companies that are controlled by these individuals as well as certain persons performing similar functions.

As at November 30, 2017, the amounts due to related parties of $43,363 (August 31, 2017 - $43,363) include $16,010 (August 31, 2017 - $16,010) payable to a director of the Company and $27,353 (August 31, 2017 - $27,353) payable to a company controlled by the same director of the Company and the director’s spouse (see note 7).

See note 3.

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements
Three Months Ended November 30, 2017
(Expressed in Canadian Dollars)

Unaudited

 7. Subsequent events

(i) Subsequent to November 30, 2017, the Company granted a total of 750,000 stock options to officers, directors and consultants, exercisable at $0.05 per shares for 2 years from grant date and vesting immediately.

(ii) Subsequent to November 30, 2017, the Company completed a non-brokered private placement (the “Private Placement”) of 2,250,000 common shares, debt settlements for an aggregate of 5,887,661 common shares (the “Debt Settlements”), and the issuance of 2,966,102 common shares under a convertible note dated February 1, 2017 (the "Convertible Note").

Under the Private Placement, 2,250,000 common shares were issued at a price of $0.02 per share for aggregate gross proceeds of $45,000 which was included under shares to be issued as at November 30, 2017 (see note 4).

Concurrent with the closing of the Private Placement, the Company completed the Debt Settlements with certain creditors of the Company to settle the creditors’ debts for common shares. The Debt Settlements included settlements of debts which were previously approved by the Company’s shareholders in April 2014 (see note 4). Pursuant to the Debt Settlements the Company issued an aggregate of 5,887,661 Shares to settle an aggregate of $231,381 of debts.

On February 1, 2017, the Company entered into the Convertible Loan in the principal amount of $35,000 with Yaron Conforti, the CEO and a director of the Company (see note 3). In accordance with the terms of the Convertible Loan, pursuant to a notice of conversion, concurrent with the closing of the Private Placement and the Debt Settlements, Yaron Conforti exercised his right to convert the principal amount of the Convertible Note into 2,966,102 common shares (the “Note Conversion”).

Two insiders, Yaron Conforti and Harry Bregman, participated in the Debt Settlements pursuant to which they received an aggregate of 1,118,601 common shares. Yaron Conforti was also issued 375,000 common shares under the Private Placement and 2,966,102 common shares under the Convertible Loan.

All of the shares issued in connection with the Private Placement and the Debt Settlements are subject to a statutory hold period under applicable securities laws for a minimum period of four months and one day after the date of issuance.

(iii) Subsequent to November 30, 2017, the Company closed a non-brokered private placement of 41,666,666 common shares of the Company at $0.06 per share for gross proceeds of $2,500,000 (the “Offering”).

All of the shares issued in connection with the Private Placement are subject to a statutory hold period under applicable securities laws for a minimum period of four months and one day after the date of issuance.

In connection with closing of the Offering, the Company paid eligible finders cash commissions in the total of $225,000, being 9% of the aggregate proceeds from the sale of shares to purchasers introduced by the finders. The Company also issued non-transferable warrants (the “Finder’s Warrants”) to the finders to acquire up to a total of 3,749,999 common shares, being 9% of the number of shares sold to purchasers introduced by the finders. Each Finder’s Warrant entitles the holder to purchase one common share at a price of $0.06 per share, expiring 24-months from the Finder’s Warrant issuance date.

(iv) Subsequent to November 30, 2017, the Company announced that they have entered into an arm’s-length non- binding letter of intent dated January 12, 2018 (the “Letter of Intent”) pursuant to which Century and FV Pharma propose to complete a business combination by way of three-cornered amalgamation (the “Proposed Transaction”). Following the completion of the Proposed Transaction, the resulting entity (the “Resulting Issuer”) will hold all of the assets and continue the business of FV Pharma. It is anticipated that the Resulting Issuer will continue the business of FV Pharma under the name “Cannabis ConneXion Corp.”.

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements
Three Months Ended November 30, 2017
(Expressed in Canadian Dollars)

Unaudited

7. Subsequent events (continued)

(iv) (continued) The Letter of Intent provides that Century and FV Pharma will negotiate and enter into a definitive agreement in respect of the Proposed Transaction in February 2018 (the “Definitive Agreement”), to be completed by way of a share exchange, amalgamation, arrangement, share purchase, or other form of transaction which would result in FV Pharma becoming a wholly-owned subsidiary of Century or otherwise combine its corporate existence with a wholly-owned subsidiary of Century. Once the Proposed Transaction structure is determined, the Letter of Intent will be superseded by the Definitive Agreement.

There are a number of conditions precedent to the completion of the Proposed Transaction for both Century and FV Pharma, including, but not limited to: completion of the Definitive Agreement; completion of the FV Pharma Financing (as defined herein), completion of satisfactory due diligence; shareholder approval of the articles of amendment of Century and the Proposed Transaction (if required); and receipt of all necessary regulatory approvals.

Prior to consummation of the Proposed Transaction, it is anticipated that, (A) Century will, subject to the approval of Century Shareholders, file articles of amendment to amend its authorized shares as follows: (i) amend and designate the current Century common shares as Class B subordinate voting shares (“Century Class B Shares”), with terms and conditions similar to the existing Class “B” Common Shares of FV Pharma (“FV Pharma Class B Shares”); and (ii) create a new class of Class A multiple voting shares (“Century Class A Shares”) with terms and conditions similar to the existing Class “A” Common Shares of FV Pharma (“FV Pharma Class A Shares”); (B) FV Pharma will complete a brokered private placement of subscription receipts for a minimum aggregate gross proceeds of C$14,000,000 (the “FV Pharma Financing”), for which First Republic Capital Corporation will act as exclusive lead agent; and (C) the Resulting Issuer will change its name to “Cannabis ConneXion Corp.”, or such other name as the parties may agree.

Pursuant to the Proposed Transaction, Century will purchase all of the FV Pharma Class B Shares in exchange for Century Class B Shares issued from treasury, and all of the FV Pharma Class A Shares in exchange for Century Class A Shares issued from treasury. Holders of FV Pharma Class B Shares will receive one Century Class B Share for each one FV Pharma Class B Share held, resulting in the issuance of approximately 763,562,145 Century Class B Shares at a deemed issued price of $0.09 per Century Class B Share, and holders of FV Pharma Class A Shares will receive one Century Class A Share for each one FV Pharma Class A Share held, resulting in the issuance of 15,000 Century Class A Shares, all for aggregate ascribed value of approximately $70 million.

Following the completion of the Proposed Transaction, the resulting issuer is expected to carry on the business of FV Pharma. FV Pharma is a licensed producer of marijuana under the Access to Cannabis for Medical Purposes Regulations (ACMPR) having received its cultivation license on October 13, 2017. Headquartered at the former Kraft plant in Cobourg, Ontario, approximately an hour’s drive from Toronto, FV Pharma management’s mission is to transform the facility into the largest hydroponic indoor cannabis facility in the world. FV Pharma intends to target all legal aspects of the cannabis industry, including cultivation, processing, manufacturing, extracts and research and development.

FV Pharma and Century intend on applying to the Canadian Securities Exchange (“CSE”) to qualify the listing of the Resulting Issuer Class B Shares on the CSE. There is no assurance the CSE will provide conditional or final approval of the application to list the Resulting Issuer Class B Shares on the CSE. The CSE has not reviewed or provided comments on the Proposed Transaction. The CSE's final approvals remain subject to fulfilling all of the requirements of the CSE. It is currently contemplated that the Resulting Issuer will trade under the stock ticker “HUGE”.